NEWS RELEASE

November 14, 2005

Trading Symbol: TSX: RNG

Amex: RNO

THIRD QUARTER 2005 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto, Canada – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) announces the financial results of the Company for the third quarter ended September 30, 2005.

Third Quarter Highlights

▪

Revenues of $32.0 million including sales of Aguablanca nickel concentrate of $14.5 million.

▪

Net loss of $10.1 million including a derivatives loss primarily related to copper derivative financial instruments of $7.8 million, of which $5.9 million were non-cash.

▪

Operating income of $0.6 million.

▪

Cash provided by operating activities of $5.8 million.

▪

$57.6 million held in cash and cash equivalents.

▪

Gold production from the Company’s own operations of 20,707 ounces at a cash cost of $430 per ounce (refer to Non-GAAP measures section).

▪

Nickel production of 3.7 million pounds. Nickel cash cost of sales declines to $2.68 per pound (from $4.05 per pound in the second quarter of 2005) (refer to Non-GAAP measures section).

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) reported a net loss for the third quarter of 2005 of $10,123,400 or $0.06 per share compared to a net loss of $6,379,100 or $0.05 per share in the same period of 2004. This net loss was caused principally by a   derivatives loss of $7,776,900, a non-operating item, due primarily to the recent higher copper prices that resulted in a lower fair value of the copper forward contracts required for project debt.

Operating income for the third quarter of 2005 was $609,800, compared to an operating loss of $4,073,200 in the same period of 2004. Operating revenues totalled $31,983,600 in the third quarter of 2005 compared to $19,234,200 in the same period last year. Sales in the third quarter of 2005 include sales of Aguablanca nickel concentrate, which amounted to $14,456,700, sales from the Company’s own gold operations of $7,470,200 and gold sales related to the Nalunaq agreement of $10,056,700. Operating cash flow was $5,768,900 during the quarter ended September 30, 2005, of which $5,285,100 was cash flow from the Nickel operations. In the same period last year, during which there were no Nickel operations, operating cash flow was $4,610,200.

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For the nine months ended September 30, 2005, the net loss amounted to $32,457,800 or $0.21 per share, compared to a net loss of $13,079,300 or $0.11 per share in the same period of 2004. This net loss included a foreign currency exchange loss of $10,247,500 due to the effect of the stronger U.S. Dollar / Euro exchange rate during the first nine months of 2005 and a derivatives loss of $15,441,600, of which $11,401,800 was non-cash. Operating revenues were $77,120,600 for the nine months ended September 30, 2005 compared to $51,972,000 for the same period of 2004; while operating cash flow was ($4,071,900) during the first nine months of 2005 compared to $12,232,500 in the corresponding period in 2004. The negative operating cash flow during the nine months period ended September 30, 2005 was mainly attributable to the following factors: the increase in the cost of gold sales, due to the increased underground costs at the Company’s own gold operations and higher administrative and corporate expenses, including increased accounting and legal expenses. Nickel operating cash flow for the first nine months of 2005 was positive, reflecting nickel sales booked during the period.

Summary of Results

($000 except where stated)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Revenues	31,984	19,234	77,121	51,972
Cash flow provided by (used in) operating Activities	5,769	4,610	(4,072)	12,233
Net loss	(10,123)	(6,379)	(32,458)	(13,079)
Net loss per share – basic	(0.06)	(0.05)	(0.21)	(0.11)
Weighted average shares outstanding – basic (in millions)	158.0	119.5	157.8	115.4

	September 30, 2005	December 31, 2004
Cash and cash equivalents	57,604	81,889
Long-term debt, excluding current portion	17,690	31,109
Shareholders’ equity	150,858	191,320

Summary of Quarterly Results

($000 except where stated)

	2005			2004				2003
	3Q	2Q	1Q	4Q	3Q	2Q	1Q	4Q
Operating revenues	31,984	36,217	8,920	15,816	19,234	13,900	18,838	15,565
Net income (loss)	(10,123)	(6,207)	(16,128)	(31,366)	(6,379)	(288)	(6,412)	2,759
Net income (loss) per share – basic	(0.06)	(0.04)	(0.10)	(0.21)	(0.05)	(0.00)	(0.06)	0.02
Net income (loss) per share – diluted	(0.06)	(0.04)	(0.10)	(0.21)	(0.05)	(0.00)	(0.06)	0.02
Cash flow provided by (used in) operating activities	5,769	1,234	(11,075)	(3,354)	4,610	2,702	4,920	6,844

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Review of Mining Operations – Nickel

Aguablanca Nickel Mine

During the third quarter of 2005, the Aguablanca nickel mine produced 3.7 million pounds of nickel and 2.9 million pounds of copper from processing 258,121 tonnes of ore at average nickel and copper head grades of 0.83% and 0.58%, respectively. Nickel and copper recoveries achieved during the period were 76.8% and 88.5%, respectively. Cash cost of sales amounted to $2.68 per pound (refer to Non-GAAP measures section). Mine head grades are reconciling well with the ore block model for the open pit.

During the first nine months, the Aguablanca plant processed 722,790 tonnes of ore with head grades of 0.72% nickel and 0.54% copper. Metal recoveries were 67.8% nickel and 88.4% copper to yield more than 7.7 million pounds of nickel and 7.5 million pounds of copper.

Operating Results

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Ore milled (tonnes)	258,121	722,790
Nickel head grade (%)	0.83	0.72
Copper head grade (%)	0.58	0.54
Nickel recovery (%)	76.8	67.8
Copper recovery (%)	88.5	88.4
Nickel production (000 lb)	3,654	7,778
Copper production (000 lb)	2,946	7,552

Nickel head grade, recovery and metal production increased by 30%, 21% and 43%, respectively, during the third quarter compared to the second quarter of 2005. In October, nickel recoveries averaged 79%, close to the design specification of 82%. The SAG mill performance and, consequently, plant throughput were 10% below that of the second quarter. Premature failure in August of new discharge grates, which were installed in June, forced the operation to holdback throughput in September until new grates arrived in October.

Newly designed grates were installed early in October and the operation of the SAG mill at a higher ore/ball charge has improved production significantly. Since installation of the new grates, the plant has averaged 170 tonnes per hour. Froth pumps, piping upgrades and filter upgrades are expected to be completed in phases in early December. These upgrades and modifications should result in further increases in throughput. Ore production and waste production from the open pit will continue to easily keep pace with plant production.

The other important issue for Aguablanca is the nickel concentrate grade which was 5.4% in September versus a design of 8.5%. Ongoing studies and optimization work have identified a number of modifications to improve the concentrate grade. For example, sludge from the basement of the plant is now being routed through scavengers or cleaners instead of being sent directly to the concentrate thickener as per the original design; baffles are being placed in most flotation cells in order to improve flow characteristics and a cleaning circuit for pre-flotation is being prepared. The implementation of some of these modifications has, to date, resulted in the concentrate grade averaging between 6% and 7% during the later part of October. Further

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improvements in concentrate grade are expected in November as the modifications and fine tuning continue.

The Company is evaluating its legal remedies as a result of the design deficiencies of the Aguablanca plant and the remedial actions which have had to be taken.

Development of the underground ramp at Aguablanca to the initial planned length of 2,800 meters and infill diamond drilling of the mineralized area immediately below the current planned open pit shell will be completed by year-end. Once drilling is completed, a resource estimate will be prepared which is intended to form the basis of an analysis of the economics of underground mining.

Review of Mining Operations – Gold

During the third quarter of 2005, the Company’s own underground gold operations produced 20,707 ounces of gold at a cash cost of $430 per ounce as compared with 24,866 ounces of gold at a cash cost of $225 per ounce in the same period of 2004. The El Valle plant processed 99,405 tonnes of the Company’s own ore at an average gold grade of 6.7 g/t gold, plus 28,130 tonnes of Nalunaq ore, compared with 133,564 tonnes of the Company’s own ore with an average grade of 6.1 g/t gold, plus 39,547 tonnes of Nalunaq ore in the prior year period. Recoveries averaged 95.9% (Nalunaq included) in the third quarter of 2005 compared to 96.6% a year earlier.

Operating Results

	Three Months Ended September 30
	2005			2004
	Rio Narcea’s operations	Nalunaq ore	Total	Rio Narcea’s operations	Nalunaq ore	Total
Tonnes of ore milled	99,405	28,130	127,535	133,564	39,547	173,111
Grade (g/t)	6.7	16.6	8.9	6.1	18.9	9.0
Recovery (%)	95.4	96.7	95.9	95.6	97.6	96.6
Gold production (oz)	20,707	14,570	35,277	24,866	23,501	48,367
Cash cost ($/oz)(a)	430	443	436	225	388	304

(a)

Refer to Non-GAAP measures section.

	Nine Months Ended September 30
	2005			2004
	Rio Narcea’s operations	Nalunaq ore	Total	Rio Narcea’s operations	Nalunaq ore	Total
Tonnes of ore milled	328,998	76,343	405,341	465,308	65,821	531,129
Grade (g/t)	5.8	15.8	7.7	6.7	17.2	8.0
Recovery (%)	94.0	96.6	95.0	95.3	97.7	95.9
Gold production (oz)	57,601	37,410	95,011	95,201	35,650	130,851
Cash cost ($/oz)(a)	414	428	420	199	389	251

(a)

Refer to Non-GAAP measures section.

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El Valle and Carlés Mines

The Boinás zone within the El Valle underground operation produced 41,038 tonnes of ore grading 2.8 g/t gold and 0.9% copper during the third quarter (123,029 tonnes at 2.7 g/t gold and 0.9% copper during the first nine months), which was lower than the planned 69,398 tonnes at 4.0 g/t gold and 0.8% copper. At the Carlés mine, 38,462 tonnes of underground ore grading 6.5 g/t gold and 0.8% copper were mined from the Carlés East deposit during the third quarter (120,010 tonnes at 5.6 g/t gold and 0.8% copper during the first nine months), compared to a budget of 48,367 tonnes at 6.3 g/t gold and 0.7% copper.

Production from Carlés and Boinás was 87% and 72% of plan, respectively, during the first nine months of 2005. Combined gold and copper grades were slightly above plan for Carlés while combined grades gold and copper grades from Boinás were below plan.

As a result of the August 30th decision of the Asturian government not to allow the Salave project to proceed, and the continued marginal performance of the Boinás underground operation in particular; the Company is reviewing various options for the future of the Spanish gold operations.

The El Valle Plant has continued to operate smoothly during first nine months of the year. Production including Nalunaq is 29,000 tonnes below plan mainly due to ore hardness. Plant production excluding Nalunaq was 14,000 tonnes above plan. The gold head grade, excluding Nalunaq, was 19% above plan for the first 9 months of the year.

The construction of the new tailings impoundment at the bottom of the old El Valle pit has been finished. Final permitting is going through the European Union IPPC procedures, which will likely be completed at year-end.

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

Rio Narcea announced in August it would proceed with the development of the Tasiast gold project in Mauritania, West Africa. Personnel are in place for the plant construction, detailed engineering by SENET Engineering of South Africa is well advanced and terms for the Lump Sum Turnkey contract with SENET are almost finalized.

The capital expenditures for development of Tasiast are estimated to be $63.5 million; however, the purchase of some used equipment is expected to lower this figure. Rio Narcea recently purchased a used 14 megawatt Heavy Fuel Oil power plant for the project. The opening ceremony to mark the commencement of work at the Tasiast site will take place shortly and actual construction will start during December.

It is expected that the plant will be ready for commercial production in mid-2007. The Tasiast gold mine is expected to produce 120,000 ounces of gold annually during the first three years of operation at an average cost of $220 per ounce. Over the 8-year open pit mine life, and based on the current reserves, gold production is expected to be approximately 105,000 ounces annually at an average cost of $240 per ounce.

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Salave Gold Project

On August 1st, a spokesperson for the Asturian Government announced that permits necessary for mining the Salave project would not be granted. Rio Narcea received official notification of this decision on August 30th.  Rio Narcea is evaluating all of its options and is considering its legal position under applicable Spanish law, including the legal right to compensation established, among other applicable laws, in the Spanish Constitution.

Exploration

Ossa Morena Project

In the Ossa Morena belt in Southern Spain, exploration continued with surface mapping, sampling and geochemical surveys being focussed on copper-gold targets. A limited drilling program at La Vicaría returned several intervals with disseminated sulphides, the best of which assayed 0.8% Cu over 14.6 meters. A geophysical program is underway over the area before committing to further drilling.

In Southern Portugal, two limited drilling programs are planned to test the Almagreira and Barrancos gold-copper targets. Initial trenching has revealed gold mineralization of 2.3 g/t Au over 17 meters. At Barrancos, several high grade grab samples have been found in a mineralised breccia pipe that merit further exploration work.

Capital Resources and Liquidity

The Company ended the third quarter of 2005 with $57,604,000 of cash and cash equivalents and $35,314,900 of working capital. During the third quarter, cash and cash equivalents decreased by $5,716,900. For the first nine months, cash and cash equivalents decreased by $24,284,800  as compared to December 31, 2004. The reduction in cash and cash equivalents during the first nine months of 2005 is largely due to the cash used in investing activities and the negative translation effect of the U.S. dollar / Euro exchange rate on the cash and cash equivalent held in Euros, which occurred principally in the first half of 2005.

Cash flow from operating activities amounted to $5,768,900 in the third quarter of 2005 compared to $4,610,200 in the same period of 2004. Operating cash flow related to Gold operations was $1,037,800 during the third quarter, and operating cash flow related to Nickel operations was $5,285,100 as a result of the sales of Aguablanca nickel concentrate. Corporate activities consumed $554,000 during the second quarter.

Operating cash flow was ($4,071,900) for the first nine months of 2005, compared to $12,232,500 in the same period of 2004. Gold operations and corporate activities consumed $4,447,500 and $2,805,200, respectively, while nickel operations provided operating cash flow of $3,180,800, from the sales of concentrate.

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During the third quarter, investing activities consumed $8,069,600 of cash compared to $5,957,900 in the third quarter of 2004. Capital expenditures totalled $6,706,100 and $5,464,700 in the third quarter of 2005 and 2004, respectively. The following table sets forth the Company’s capital expenditures on mineral properties:

	Three months ended September 30		Nine months ended September 30
($ Million)	2005	2004	2005	2004
El Valle and Carlés(a)	0.5	2.3	4.0	6.1
Aguablanca(b)	5.4	5.8	10.0	30.7
Acquisition of Salave	-	-	-	5.0
Acquisition of Defiance Mining Co.	-	(2.6)	-	(2.6)
Tasiast	0.5	-	1.9	-
Other	0.3	-	1.3	-
Total	6.7	5.5	17.2	39.2

(a) Investments were mainly due to the new tailings dam facility that was completed in the second quarter of 2005.

(b) Investments include the underground development at Aguablanca.

Income Statement

Rio Narcea reported a net loss of $10,123,400 ($0.06 per share) for the third quarter of 2005 compared to a net loss of $6,379,100 ($0.05 per share) during the same period last year. This net loss included a derivatives loss of $7,776,900 due primarily to the recent higher copper prices that resulted in a lower fair value of the copper forward contracts required for project debt. Revenues from sales in the third quarter totalled $31,983,600 compared to $19,234,200 in the corresponding 2004 period. Production from the Company’s own operations in the third quarter totalled 20,707 ounces of gold and 3.7 million pounds of nickel compared to 24,866 ounces of gold in the same period of 2004.

The Company reported a net loss of $32,457,800 ($0.21 per share) for the first nine months of 2005 compared to a net loss of $13,079,300 ($0.11 per share) for the corresponding period in 2004. The increase in net loss was largely due to the losses on derivative financial instruments of $15,441,600 and the negative effect of the U.S. dollar / Euro exchange rate of $10,247,500, predominantly occurring during the first six months of 2005. Revenues for the nine months ended September 30, 2005, amounted to $77,120,600 compared to $51,972,000 for the same period last year.

Cost of sales of gold from the Company’s own operations amounted to $8,128,700, while gold sales were $7,470,200, compared to the cost of gold sales of $8,934,400 for sales of $9,892,000 in the same period of 2004. The negative gross margin obtained from the Company’s own operations is largely due to processing lower tonnages and lower gold grades mined from the Boinás mine during the quarter (41,038 tonnes at 2.8 g/t gold). Cost of sales related to the Nalunaq agreement in the third quarter of 2005 amounted to $10,112,600 for sales of $10,056,700, providing a net margin of ($55,900). This negative margin is due to the higher plant costs per tonne of ore processed resulting from lower throughput. Cost of nickel sales was $7,613,700 in the third quarter of 2005, corresponding to sales of $14,456,700 (2004 – nil). In addition, depreciation and amortization, exploration, administrative and corporate and other expenses amounted to $5,518,800 in the third quarter of 2005, compared to $5,262,700 in the same period of 2004.

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Cost of sales of gold from the Company’s own operations during the nine months ended September 30, 2005 amounted to $23,639,000 for sales of $24,018,900, compared to a cost of gold sales of $31,358,800 for sales of $37,731,600 in the same period of 2004. The increase of the cost of gold sales in relation to the gold sales is due to the increased underground mining costs and lower grades at the Company’s own operations. The Nalunaq agreement provided a gross margin of $246,200 during the first nine months of 2005, compared to $380,600 in the same period of 2004. Cost of nickel sales was $23,245,400 in the period, corresponding to sales of $36,860,200 (2004 – nil). In addition, depreciation and amortization, exploration, administrative and corporate and other expenses amounted to $16,419,700 in the first nine months of 2005, compared to $16,966,000 in the same period of 2004.

Exploration expenses totalled $900,900 in the third quarter of 2005, of which $313,500 was incurred in gold projects (including Salave with expenses of $307,600) and $559,700 in the Ossa Morena region; other exploration activities amounted to $27,700. Exploration expenses amounted to $1,425,600 during the same period in 2004.

Exploration expenses for the first nine months of 2005 amounted to $4,496,100, of which $2,275,800 and $2,136,500 were incurred in respect of gold and nickel projects, respectively. Other exploration activities amounted to $83,800. Exploration incurred in gold projects included $2,148,400 related to the Salave project.

Financial revenues and expenses were ($9,547,300) in the third quarter of 2005 due primarily to the effect of the mark-to-market of derivative financial instruments, as compared to ($2,305,900) for the corresponding period in 2004. Copper derivatives caused a loss of $7,389,800 during the quarter as a result of the higher copper prices. Gold derivatives caused a loss of $387,100 during the same period.

Financial revenues and expenses were ($29,317,400) during the nine months period ended September 30, 2005 due to the effect of the stronger U.S. dollar versus the Euro and also due to the effect of the mark-to-market of derivative financial instruments. The impact of a stronger U.S. dollar resulted in losses of $10,247,500 on foreign currency exchange as the majority of the Company’s loans are denominated in U.S. dollars and most of the cash and cash equivalents were held in Euros in anticipation of future expenditures in Euros. Copper derivatives caused a loss of $14,241,300 during the quarter as a result of the higher copper prices. Gold derivatives caused a loss of $1,200,300 during the same period.

As a result of adopting the amendments to CICA’s Accounting Guideline AcG-13 (“Hedging Relationships”) on January 1, 2004, the Company marks-to-market its derivative financial instruments. The change in the mark-to-market (fair value) of all derivative instruments during the three and nine months periods ended September 30, 2005 was ($7,776,900) and $15,441,600, respectively, due primarily to the increase in copper prices during these periods.

Non-GAAP Measures

Cash cost per unit of production data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with generally accepted accounting principles (“GAAP”) do not fully illustrate the ability of the operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a

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substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

A reconciliation of cash cost per ounce of gold produced for the Company’s own gold operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended September 30				Nine Months Ended September 30
	2005		2004		2005		2004
	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz
Cost of gold sales:
Mining expenses	7,358	355	6,642	267	17,747	308	22,908	240
Plant expenses	2,670	129	2,408	97	8,598	149	8,955	94
Smelting, refining and transportation	1,584	76	1,068	43	5,198	90	2,192	23
By-products	(2,617)	(126)	(1,183)	(48)	(7,454)	(129)	(2,697)	(28)
Variation in inventories of final products	(866)	(42)	-	-	(450)	(8)	-	-
Variation in inventories of final products	866	42	-	-	450	8	-	-
Adjustments:
Reclamation costs	(35)	(2)	(0)	(0)	(108)	(2)	(231)	(2)
Stripping	-	-	(3,217)	(129)	-	-	(11,788)	(124)
Employee stock options expensed	(46)	(2)	(118)	(5)	(111)	(2)	(353)	(4)
Cash cost	8,914	430	5,600	225	23,870	414	18,986	199

Production of gold (oz)	20,707		24,866		57,601		95,201

A reconciliation of cash cost per ounce of gold produced under the agreement with Nalunaq to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended September 30				Nine Months Ended September 30
	2005		2004		2005		2004
	$000	$/oz	$000	$/oz	$000	$/oz	$000	$/oz
Cost of gold sales:
Purchase of gold ore	5,724	393	8,369	356	14,017	375	12,593	353
Plant expenses	733	50	741	32	1,978	53	1,267	36
Variation in inventories of final products	3,655	251	-	-	-	-	-	-
Variation in inventories of final products	(3,655)	(251)	-	-	-	-	-	-
Cash cost	6,457	443	9,110	388	15,995	428	13,860	389

Production of gold (oz)	14,570		23,501		37,410		35,650

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A reconciliation of cash cost per pound of nickel sold for the Company’s nickel operations to the unaudited interim consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	Three Months Ended September 30, 2005		Nine Months Ended September 30, 2005
	$000	$/lb	$000	$/lb
Cost of sales:
Mining expenses	2,024	0.72	6,043	0.91
Plant expenses	3,879	1.38	9,459	1.42
Smelting, refining and transportation	8,392	2.98	21,135	3.17
By-products	(4,904)	(1.74)	(11,734)	(1.76)
Royalties	121	0.04	591	0.09
Variation in inventories of final products	(1,898)	(0.67)	(2,249)	(0.34)
Adjustments:
Reclamation costs	(22)	(0.01)	(70)	(0.01)
Employee stock options expensed	(46)	(0.02)	(111)	(0.02)
Cash cost of nickel sold	7,546	2.68	23,064	3.46

Production of nickel (000 lb)	3.654		7,778
Sales of nickel (000 lb)	2.812		6,660

Outlook

At the Aguablanca nickel mine, the focus will continue to be on improving throughput, nickel recoveries and nickel concentrate grades. In the third quarter, nickel recoveries averaged 77%, nearing the 82% design specification level, and copper recoveries and concentrate grades continued to remain within design parameters. The newly designed discharge grates, which were installed in early October, in conjunction with the increased load in the mill, have improved the mill throughput. Additional upgrades will likely further improve the throughput performance towards design specifications. Efforts are also underway to continue to increase the concentrate grades.

The Company forecasts production from the Aguablanca mine for 2005 of approximately 12.0 million pounds of nickel and 10.6 million pounds of copper.

Rio Narcea anticipates gold production from own operations for 2005 of approximately 70,000 ounces of gold at a cash cost of $425 per ounce. As a result of the August 30th decision of the Asturian government not to allow the Salave project to proceed, and the continued marginal performance of the Boinás underground operation in particular, the Company is reviewing various options for the future of the Spanish gold operations.

Rio Narcea is proceeding with the development of the Tasiast gold project in Mauritania, West Africa. Personnel are in place for the plant construction and detailed engineering by SENET Engineering of South Africa is well advanced and terms for the Lump Sum Turnkey contract with SENET are being finalized. Currently on schedule, the Tasiast gold mine is projected to begin commercial production in mid-2007.

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For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470                                                                                    E-Mail: info@rngm.com

Fax: (416) 956 7471                                                                          Website: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected

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Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(unaudited)

September 30, December 31,
2005 2004
(stated in U.S. dollars) $ $

ASSETS
Current
Cash and cash equivalents 57,604,000 81,888,800
Restricted cash 2,112,800 1,637,900
Inventories 9,427,700 7,314,600
Stockpiled ore 4,652,100 8,871,500
Accounts receivable
Government grants 3,172,900 11,288,400
VAT and other taxes 8,649,500 8,964,900
Trade receivables 2,295,400 1,478,700
Other current assets 2,950,500 3,296,100
Current portion of deferred derivative loss 2,146,200 1,984,100
Total current assets 93,011,100 126,725,000
Mineral properties, net 148,188,200 144,311,700
Other assets 4,335,900 8,533,700
Deferred derivative loss 819,700 2,339,200
246,354,900 281,909,600

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Short-term bank indebtedness and accrued interest 6,842,200 4,944,400
Accounts payable and accrued liabilities 35,640,300 31,128,800
Current portion of long-term debt 15,213,700 8,077,100
Total current liabilities 57,696,200 44,150,300
Other long-term liabilities 13,736,500 9,895,000
Long-term debt 17,689,700 31,109,000
Future income tax liabilities 6,005,300 4,804,300
Total liabilities 95,127,700 89,958,600

Non-controlling interest 369,100 631,200

Shareholders' equity
Common shares 234,886,100 233,449,100
Contributed surplus 3,083,000 1,985,600
Employee stock options 8,045,000 7,994,600
Non-employee stock options and warrants 10,386,700 11,080,300
Defiance warrants 2,109,900 2,437,200
Common share purchase options 3,626,000 3,628,500
Deficit (113,003,000) (80,545,200)
Cumulative foreign exchange translation adjustment 1,724,400 11,289,700
Total shareholders' equity 150,858,100 191,319,800
246,354,900 281,909,600

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Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

Three months ended Nine months ended
September 30, September 30,
2005 2004 2005 2004
(stated in U.S. dollars) $ $ $ $

OPERATING REVENUES
Gold sales 7,470,200 9,892,000 24,018,900 37,731,600
Gold sales – Nalunaq ore 10,056,700 9,342,200 16,241,500 14,240,400
Nickel sales 14,456,700 — 36,860,200 —
31,983,600 19,234,200 77,120,600 51,972,000

OPERATING EXPENSES
Cost of gold sales (8,128,700) (8,934,400) (23,639,000) (31,358,800)
Cost of gold sales – Nalunaq ore (10,112,600) (9,110,300) (15,995,300) (13,859,800)
Cost of nickel sales (7,613,700) — (23,245,400) —
Depreciation and amortization expenses (2,467,200) (2,222,100) (5,329,700) (7,954,000)
Exploration costs (900,900) (1,425,600) (4,496,100) (4,440,100)
Administrative and corporate expenses (1,585,600) (1,163,500) (6,150,700) (3,985,400)
Other income (expenses) (565,100) (451,500) (443,200) (586,500)
(31,373,800) (23,307,400) (79,299,400) (62,184,600)
Operating income (loss) 609,800 (4,073,200) (2,178,800) (10,212,600)

FINANCIAL REVENUES AND EXPENSES
Interest income 187,100 91,400 776,800 476,300
Foreign currency exchange loss (253,400) 927,500 (10,247,500) (210,400)
Interest expense and amortization of
financing fees (1,704,100) (501,000) (4,405,100) (1,466,400)
Derivatives loss (7,776,900) (2,823,800) (15,441,600) (1,666,200)
(9,547,300) (2,305,900) (29,317,400) (2,866,700)
Loss before income tax (8,937,500) (6,379,100) (31,496,200) (13,079,300)
Provision for income tax (1,201,100) — (1,201,100) —
Net loss before
non-controlling interest (10,138,600) (6,379,100) (32,697,300) (13,079,300)
Non-controlling interest 15,200 — 239,500 —
Net loss (10,123,400) (6,379,100) (32,457,800) (13,079,300)

Deficit, beginning of period (102,879,600) (42,800,500) (80,545,200) (36,100,300)
Deficit, end of period (113,003,000) (49,179,600) (113,003,000) (49,179,600)

Net income (loss) per share – basic (0.06) (0.05) (0.21) (0.11)
Net income (loss) per share – diluted (0.06) (0.05) (0.21) (0.11)
Weighted average common shares
outstanding – basic 157,967,785 119,455,172 157,781,633 115,419,908
Weighted average common shares
outstanding – diluted 157,967,785 119,455,172 157,781,633 115,419,908

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Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

Three months ended Nine months ended
September 30, September 30,
2005 2004 2005 2004
(stated in U.S. dollars) $ $ $ $

OPERATING ACTIVITIES
Net loss (10,123,400) (6,379,100) (32,457,800) (13,079,300)
Add (deduct) items not requiring cash
Depreciation and amortization 2,467,200 2,222,100 5,329,700 7,954,000
Amortization of deferred financing fees 813,300 501,600 1,694,300 1,156,100
Reclamation liability accrual and
other long-term liabilities 54,900 (300) 170,500 231,100
Foreign exchange (436,500) (1,383,600) 7,822,900 184,000
Accretion of interest on long-term debt 170,300 157,900 510,800 362,600
Non-cash derivatives (income) loss 6,516,700 3,024,400 12,759,200 2,405,300
Shared-based compensation 332,400 526,200 865,400 1,578,600
Amortization of deferred stripping costs — 3,400,600 — 13,361,000
Non-controlling interest (13,800) — (267,100) —
Provision for income tax 1,201,100 — 1,201,100 —
Deferred stripping expenditures — (184,000) — (1,572,600)
Restoration expenditures (281,700) — (792,600) —
Changes in components of working capital
Inventories 711,300 281,800 (3,095,600) (2,212,400)
Stockpiled ore 908,000 (866,800) 1,518,600 (2,035,000)
VAT and other taxes (681,900) (1,452,700) (6,729,800) (1,640,200)
Trade receivables (985,000) 567,200 (1,034,300) 1,652,800
Other current assets (357,400) 67,700 215,600 (905,100)
Accounts payable and accrued liabilities 5,473,400 4,127,200 8,217,200 4,791,600
Cash provided by (used in)
operating activities 5,768,900 4,610,200 (4,071,900) 12,232,500

INVESTING ACTIVITIES
Expenditures on mineral properties (6,706,100) (8,113,000) (17,185,300) (36,873,000)
Acquisition of Defiance — 2,648,300 — 2,648,300
Acquisition of Salave deposit — — — (5,000,000)
Grants received (124,300) — 7,142,600 65,800
Restricted cash (824,000) (290,100) (697,600) (6,396,600)
Long-term deposits and restricted investments (415,200) (203,100) 111,800 (571,400)
Cash used in investing activities (8,069,600) (5,957,900) (10,628,500) (46,126,900)

FINANCING ACTIVITIES
Proceeds from issue of common shares 29,000 342,800 695,900 1,042,600
Proceeds from bank loans and other
long-term liabilities 6,358,900 1,117,700 8,940,900 41,149,600
Financing fees on bank loans 3,400 (33,300) (44,000) (1,216,400)
Repayment of bank loans (10,076,800) (4,506,900) (12,352,700) (10,522,000)
Cash provided by (used in)
financing activities (3,685,500) (3,079,700) (2,759,900) 30,453,800
Foreign exchange income (loss) on cash held
in foreign currency 269,300 981,500 (6,824,500) 582,400
Net decrease in cash during the period (5,716,900) (3,445,900) (24,284,800) (2,858,200)
Cash and cash equivalents,
beginning of period 63,320,900 33,449,300 81,888,800 32,861,600
Cash and cash equivalents, end of period 57,604,000 30,003,400 57,604,000 30,003,400

Supplemental cash flow information
Interest paid in cash 742,500 121,000 1,661,700 561,000
Income taxes paid in cash — — — —

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